Third quarter operations review

Rio Tinto releases third quarter production results

20 October 2016

Rio Tinto chief executive J-S Jacques said “We have delivered strong quarterly production, underpinned by improving operational performance across our Tier 1 portfolio. Output from our iron ore and bauxite assets reflects the drive for productivity and operational excellence. With a continued focus on value, we will seek further productivity improvements across the business. Our rigorous attention to cash generation, coupled with a disciplined allocation of capital remains our key focus in delivering shareholder value.”

		Q3 2016	vs Q3 2015	vs Q2 2016	9 mths 2016	vs 9 mths 2015
Pilbara iron ore shipments (100% basis)	Mt	80.9	-5%	-2%	239.9	+3%
Pilbara iron ore production (100% basis)	Mt	83.2	+2%	+3%	243.9	+7%
Bauxite	kt	12,422	+10%	+3%	35,583	+10%
Aluminium	kt	924	+11%	+1%	2,721	+11%
Mined copper	kt	133.3	+16%	-4%	409.6	+4%
Hard coking coal	kt	2,175	+17%	+21%	5,954	0%
Semi-soft and thermal coal	kt	5,412	-2%	+4%	16,133	-1%
Titanium dioxide slag	kt	267	+10%	+13%	748	-14%

Highlights

  Pilbara iron ore production (100 per cent basis), saw a run-rate of 330 million tonnes a year. Shipments were reduced by port and rail maintenance during the quarter and annual shipment guidance is revised to between 325 and 330 million tonnes for 2016.

Quarterly production records at both Weipa and Gove led to nine month bauxite production of 35.6 million tonnes, ten per cent higher than the same period in 2015.
Kitimat delivered its second consecutive quarter at nameplate capacity, giving rise to an 11 per cent increase in year to date aluminium production.

  Mined copper production for the first nine months of 2016 was four per cent higher than the same period in 2015, despite 18 per cent lower copper production at Escondida, primarily due to lower grades. Rio Tinto Kennecott achieved increased production from mining an area of higher grades, whilst continuing its focus on de-weighting to access ore from the east wall of Bingham Canyon.

On 5 August, the Group completed the sale of its Mount Pleasant thermal coal assets for $221 million plus royalties.*

All currency figures in this report are US dollars, and comments refer to Rio Tinto’s share of production, unless otherwise stated. To allow production numbers to be compared on a like-for-like basis, production from asset divestments completed in 2015 have been excluded from Rio Tinto share of production data but assets sold in 2016 remain in comparisons.

*Amount is before completion adjustments.

IRON ORE

Rio Tinto share of production (million tonnes)

	Q3 2016	vs Q3 2015	vs Q2 2016	9 mths 2016	vs 9 mths 2015
Pilbara Blend Lump	20.0	+1%	+7%	57.3	+8%
Pilbara Blend Fines	29.6	+4%	+3%	86.8	+10%
Robe Valley Lump	1.5	-1%	+3%	4.5	-1%
Robe Valley Fines	2.7	-10%	-2%	8.4	0%
Yandicoogina Fines (HIY)	14.7	+7%	+1%	42.8	+6%

Pilbara operations

Pilbara operations produced 243.9 million tonnes (Rio Tinto share 199.8 million tonnes) in the first nine months of 2016, seven per cent higher than the same period of 2015. Third quarter production of 83.2 million tonnes (Rio Tinto share 68.5 million tonnes) was two per cent higher than the same quarter of 2015 and set a new quarterly production record. This strong result reflects productivity improvements and continued ramp-up of expanded mines across our Pilbara operations.

Pilbara sales

Sales of 239.9 million tonnes (Rio Tinto share 196.4 million tonnes) in the first nine months were three per cent higher than the same period of 2015, while third quarter sales of 80.9 million tonnes (Rio Tinto share 66.6 million tonnes) were five per cent lower than the same quarter of 2015 due primarily to maintenance at rail and the Cape Lambert ship loader.

Approximately 20 per cent of sales in the first nine months of 2016 were priced with reference to the prior quarter’s average index lagged by one month. The remainder was sold either on current quarter average, current month average or on the spot market.

Pilbara projects

Development of the Silvergrass mine was approved in August 2016 and will deliver an additional ten million tonnes a year of high grade, low phosphorus ore into the premium Pilbara Blend product by the fourth quarter of 2017. The second phase of the Nammuldi Incremental Tonnes (NIT) project is on schedule to deliver an additional five million tonnes a year from the fourth quarter of 2016.

2016 guidance

Rio Tinto’s expectations for Pilbara iron ore shipments in 2016 have been revised to between 325 and 330 million tonnes (100 per cent basis, previously around 330 million tonnes), subject to weather conditions. 2017 production guidance remains at between 330 and 340 million tonnes, subject to final productivity and capital expenditure plans.

ALUMINIUM

Rio Tinto share of production (‘000 tonnes)

	Q3 2016	vs Q3 2015	vs Q2 2016	9 mths 2016	vs 9 mths 2015
Rio Tinto Aluminium
Bauxite	12,422	+10%	+3%	35,583	+10%
Alumina	1,981	+1%	-4%	6,088	+5%
Aluminium	924	+11%	+1%	2,721	+11%

Bauxite

The strong performance in bauxite was sustained into the third quarter, with quarterly and nine month production records driven by both Weipa and Gove.

Year to date bauxite production was ten per cent higher than for the same period in 2015. Weipa (up five per cent) benefited from increased plant throughput, while Gove (up 25 per cent) continued to deliver system improvements resulting in a ten million tonne a year run-rate in the third quarter.

This production performance enabled the Group to ship 22 million tonnes to third parties in the first nine months of 2016, ten per cent above the same period of 2015.

Amrun

The Amrun Project is advancing to schedule in both engineering and construction. Site establishment is progressing to plan, with the construction accommodation village operational and the permanent village under construction. The main access road is on plan for completion in December 2016, and the river terminals are expected to be in operation by early 2017.

Alumina

Alumina production for the first nine months was up five per cent compared with the same period of 2015, primarily driven by ramp-up progress and operational improvements at the Yarwun refinery, which was up six per cent on the third quarter production of 2015.

Aluminium

Year to date aluminium production was 11 per cent higher than the same period of 2015 due to Kitimat, which delivered a new quarterly production record, with a run-rate at nameplate capacity for the second consecutive quarter.

2016 guidance

Rio Tinto’s expected share of production is increased to 47 million tonnes for bauxite (previously 45 million tonnes), and remains otherwise unchanged at 7.8 million tonnes of alumina and 3.6 million tonnes of aluminium.

COPPER & DIAMONDS

Rio Tinto share of production

	Q3 2016	vs Q3 2015	vs Q2 2016	9 mths 2016	vs 9 mths 2015
Mined copper (‘000 tonnes)
Rio Tinto Kennecott	36.2	+63%	-3%	107.6	+62%
Escondida	72.6	-2%	-7%	229.7	-18%
Grasberg	8.9	N/A	+44%	20.0	N/A
Oyu Tolgoi	15.6	-17%	-10%	52.2	+8%

Refined copper (‘000 tonnes)
Rio Tinto Kennecott	39.1	+173%	+59%	89.5	-3%
Escondida	21.2	-1%	-17%	72.2	+1%

Diamonds (‘000 carats)
Argyle	3,493	-1%	0%	10,374	+3%
Diavik	927	+22%	-2%	3,005	+2%

Rio Tinto Kennecott

Mined copper production for the first nine months was significantly higher than the same period of 2015 due to mining progressing through an area of higher grades. The focus continues on de-weighting to increase access to ore from the lower pit and east wall of Bingham Canyon.

Refined copper production in the first nine months of 2016 was three per cent lower than in the same period of 2015, which benefited from inventory drawdown. Third quarter production benefited from higher volumes and grades compared with the corresponding period of 2015.

To optimise smelter utilisation, Kennecott continues to toll and purchase third party concentrate, with 240 thousand tonnes received for processing in the first nine months of 2016. Tolled copper concentrate, which is smelted and returned to customers, is excluded from reported production figures.

Escondida

Mined copper production at Escondida for the first nine months of 2016 was 18 per cent lower than the same period in 2015, primarily due to lower grades.

Oyu Tolgoi

Year to date mined copper production was eight per cent higher than the same period of 2015, attributable to improved throughput. Copper production for the third quarter was lower than the prior quarter with lower throughput due to the ore type processed.

Mined gold production for the first nine months was 84 thousand ounces, as mining at one of the high gold grade areas of the pit nears completion.

Oyu Tolgoi Underground Project

Following approval of the underground development in May 2016, project activities have started with the engineering, procurement and construction management agreement awarded and mobilisation in progress. Further contracts for underground development, decline construction and shaft sinking have also been awarded.

Works on underground mine development, camp extension, box cut excavation, shaft sinking and critical facilities commenced during the quarter. The underground project assumes first drawbell production around 2020 and full production by 2027.

Grasberg

Through a joint venture agreement with Freeport-McMoRan, Rio Tinto is entitled to 40 per cent of material mined above an agreed threshold, as a consequence of expansions and developments of the Grasberg facilities since 1998. Rio Tinto’s notional share of metal for the first nine months was 20 thousand tonnes of mined copper and 28 thousand ounces of mined gold based on estimated production volumes and grades. Labour issues and operational challenges experienced during the year may have a negative impact on Rio Tinto’s share in metal in 2016.  The final determination of Rio Tinto’s share in copper and gold for 2016 will be undertaken at the end of the year, in line with the actual full year production of the operation.

Diamonds

Carats produced at Argyle were three per cent higher in the first nine months compared with the corresponding period in 2015 following continued ramp-up of the underground mine resulting in higher volumes processed, which was partially offset by lower grades.

At Diavik, carats recovered in the third quarter were slightly lower than the previous quarter, reflecting lower grades, offset by higher ore availability.

2016 guidance

Mined copper production guidance for 2016 is between 535 and 565 thousand tonnes (previously 545 to 595 thousand tonnes). Refined copper production guidance remains unchanged at 220 to 250 thousand tonnes.

Diamond production guidance for 2016 is 18 to 20 million carats (previously 18 to 21 million carats).

ENERGY & MINERALS

Rio Tinto share of production

	Q3 2016	vs Q3 2015	vs Q2 2016	9 mths 2016	vs 9 mths 2015
Coal (‘000 tonnes)
Hard coking coal	2,175	+17%	+21%	5,954	0%
Semi-soft coking coal	1,066	+15%	+19%	3,133	+10%
Thermal coal	4,346	-6%	+1%	13,000	-3%

Iron ore pellets and concentrate (million tonnes)
IOC	2.9	+5%	+14%	7.9	+5%

Minerals (‘000 tonnes)
Borates – B2O3 content	132	+14%	+7%	382	+4%
Salt	1,240	-3%	+11%	3,794	-3%
Titanium dioxide slag	267	+10%	+13%	748	-14%

Uranium (‘000 lbs)
Energy Resources of Australia	1,004	+46%	+36%	2,635	+31%
Rössing	628	+66%	-10%	2,017	+69%

Coal

Hard coking coal production for the first nine months was in line with the same period last year, while third quarter volumes were 17 per cent higher than the same quarter of 2015 primarily due to longwall outperformance at Kestrel compared with 2015.

Semi-soft coking coal production for the first nine months was ten per cent higher than the same period last year and third quarter volumes were 15 per cent higher than the same quarter of 2015 due to mine production sequencing at Hunter Valley Operations and Mount Thorley Warkworth.

Thermal coal production during the first nine months was three per cent lower than the corresponding period in 2015. Increased Hail Creek and Kestrel production during the year largely offset the Group’s decreased share of production at Coal & Allied following the restructure of Coal & Allied and the divestment of Bengalla in early 2016.

Iron Ore Company of Canada (IOC)

IOC achieved record quarterly production for concentrates in the third quarter. Concentrates production increased by 17 per cent to 6.4 million tonnes (Rio Tinto share 3.8 million tonnes) in the first nine months primarily as a result of productivity improvements. Pellet production of 7.0 million tonnes (Rio Tinto share 4.1 million tonnes) was three per cent lower than the first nine months of 2015.

Total concentrates and pellet sales of 13.4 million tonnes (Rio Tinto share 7.8 million tonnes) in the first nine months of 2016 were marginally higher than the same period of 2015.

Borates

Borates production in the first nine months of 2016 was four per cent higher than in the same period of 2015 driven primarily by higher market demand.

Rio Tinto Iron and Titanium (RTIT)

Titanium dioxide slag production was 14 per cent lower in the first nine months of 2016, although volumes in the quarter were ten per cent higher than the third quarter of 2015. RTIT continues to optimise production in line with demand, with two of nine furnaces at Rio Tinto Fer et Titane and one of four furnaces at Richards Bay Minerals currently idled.

Salt

Salt production in the first nine months of 2016 was three per cent lower than the same period of 2015 as a result of weaker demand.

Uranium

Energy Resources of Australia (ERA) continues to process existing stockpiles. Year to date production was 31 per cent higher than the same period of 2015, largely as a result of higher throughput and recoveries.

Production for the first nine months at Rössing was 69 per cent higher than the same period of 2015 due to higher throughput, grades and recoveries.

Zululand Anthracite Colliery (ZAC)

On 2 September 2016, Rio Tinto completed the sale of its 74 per cent interest in ZAC to Menar Holding, for an undisclosed sum.

2016 guidance

In 2016, Rio Tinto’s share of production is expected to be 17 to 18 million tonnes of thermal coal, 3.3 to 3.9 million tonnes of semi-soft coking coal, seven to eight million tonnes of hard coking coal, 12 million tonnes of iron ore pellets and concentrates (equivalent to 20 million tonnes on a 100 per cent basis), one million tonnes of titanium dioxide slag, 0.5 million tonnes of boric oxide equivalent and 5.5 to 6.0 million pounds of uranium (previously 5.0 to 6.0 million pounds).

EXPLORATION AND EVALUATION

Pre-tax and pre-divestment expenditure on exploration and evaluation charged to the profit and loss account in the first nine months of 2016 was $379 million (of which $112 million was spent in the third quarter), compared with $392 million in the same period of 2015. Approximately 33 per cent of this expenditure was incurred by central exploration, 31 per cent by Energy & Minerals, 27 per cent by Copper & Diamonds and the balance on Aluminium and Iron Ore.

There were no significant divestments of central exploration properties in the quarter.

Exploration highlights

Rio Tinto has a strong portfolio of projects with activity in 17 countries across some eight commodities.  The bulk of the exploration spend in this quarter was focused on copper targets in Australia, Botswana, Chile, Kazakhstan, Mexico, Namibia, Peru, Serbia, United States and Zambia.  Mine-lease exploration continued at a number of Rio Tinto managed businesses including Pilbara Iron, Rio Tinto Coal Australia, Richards Bay Minerals, Oyu Tolgoi, Kennecott and Weipa.

A summary of activity for the period is as follows:

Product Group	Evaluation projects	Advanced projects	Greenfield programmes
Aluminium	Cape York, Australia	Amargosa, Brazil	Australia, Laos
Copper & Diamonds	Copper/molybdenum: Resolution, US Copper: La Granja, Peru Copper/gold: Oyu Tolgoi, Mongolia	Nickel: Tamarack, US	Copper: Australia, Botswana, Chile, China, Kazakhstan, Mexico, Mongolia, Namibia, Papua New Guinea, Peru, Serbia, US, Zambia Nickel: Australia, Canada Diamonds: Canada
Energy & Minerals	Coal: Hail Creek, Australia Lithium borates: Jadar, Serbia Heavy mineral sands: Mutamba, Mozambique and Zulti South, South Africa Iron Ore: Simandou, Guinea Uranium: Roughrider, Canada	Coal: Hunter Valley, Australia Potash: KP405, Canada	Uranium: Australia, Canada
Iron Ore	Pilbara, Australia	Pilbara, Australia	Botswana

Forward-looking statements

This announcement may include forward looking statements. Such forward looking statements involve known and unknown risk, uncertainties and other factors which may cause actual production, performance or results of Rio Tinto to be materially different from any future production, performance or results expressed or implied by such forward-looking statements.

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Rio Tinto production summary

Rio Tinto share of production

		Quarter			9 Months		% Change
		2015 Q3	2016 Q2	2016 Q3	2015 9 MTHS	2016 9 MTHS	Q3 16 vs Q3 15	Q3 16 vs Q2 16	9 MTHS 16 vs 9 MTHS 15
Principal Commodities
Alumina	('000 t)	1,957	2,067	1,981	5,777	6,088	1%	-4%	5%
Aluminium	('000 t)	830	911	924	2,457	2,721	11%	1%	11%
Bauxite	('000 t)	11,287	12,073	12,422	32,466	35,583	10%	3%	10%
Borates	('000 t)	115	123	132	369	382	14%	7%	4%
Coal - hard coking	('000 t)	1,856	1,798	2,175	5,959	5,954	17%	21%	0%
Coal - semi-soft coking	('000 t)	928	893	1,066	2,850	3,133	15%	19%	10%
Coal - thermal	('000 t)	4,618	4,323	4,346	13,456	13,000	-6%	1%	-3%
Copper - mined	('000 t)	114.9	138.4	133.3	393.3	409.6	16%	-4%	4%
Copper - refined	('000 t)	35.8	50.2	60.2	163.8	161.7	68%	20%	-1%
Diamonds	('000 cts)	4,275	4,436	4,420	13,049	13,379	3%	0%	3%
Iron ore	('000 t)	69,316	68,886	71,431	192,620	207,688	3%	4%	8%
Titanium dioxide slag	('000 t)	243	236	267	866	748	10%	13%	-14%
Uranium	('000 lbs)	1,068	1,439	1,633	3,209	4,653	53%	13%	45%
Other Metals & Minerals
Gold - mined	('000 oz)	79.3	69.8	75.0	276.0	236.6	-5%	8%	-14%
Gold - refined	('000 oz)	34.1	35.3	29.7	148.0	94.9	-13%	-16%	-36%
Molybdenum	('000 t)	1.8	0.2	0.8	7.0	1.1	-55%	355%	-85%
Salt	('000 t)	1,281	1,117	1,240	3,892	3,794	-3%	11%	-3%
Silver - mined	('000 oz)	846	1,022	1,011	2,604	2,971	20%	-1%	14%
Silver - refined	('000 oz)	296	587	415	1,495	1,350	40%	-29%	-10%

Throughout this report, figures in italics indicate adjustments made since the figure was previously quoted on the equivalent page. Production figures are sometimes more precise than the rounded numbers shown, hence small differences may result between the total of the quarter figures and the year to date figures.

Rio Tinto share of production

	Rio Tinto interest	3Q 2015	4Q 2015	1Q 2016	2Q 2016	3Q 2016	9 MTHS 2015	9 MTHS 2016

ALUMINA
Production ('000 tonnes)
Jonquière (Vaudreuil)	100%	369	361	377	353	355	1,089	1,085
Jonquière (Vaudreuil) specialty alumina plant	100%	27	26	25	29	29	84	84
Queensland Alumina	80%	765	752	763	769	758	2,245	2,289
São Luis (Alumar)	10%	93	94	90	93	92	273	275
Yarwun	100%	703	778	785	823	747	2,087	2,355
Rio Tinto total alumina production		1,957	2,011	2,040	2,067	1,981	5,777	6,088

ALUMINIUM
Production ('000 tonnes)
Australia - Bell Bay	100%	48	49	45	45	46	142	135
Australia - Boyne Island	59%	87	86	86	86	87	257	259
Australia - Tomago	52%	76	75	75	76	77	224	227
Canada - six wholly owned	100%	316	346	375	398	404	927	1,177
Canada - Alouette (Sept-Îles)	40%	61	61	61	61	61	181	182
Canada - Bécancour	25%	27	28	28	27	29	82	84
France - Dunkerque	100%	69	70	69	69	71	205	208
Iceland - ISAL (Reykjavik)	100%	48	50	50	52	51	151	153
New Zealand - Tiwai Point	79%	67	67	67	67	68	197	201
Oman - Sohar	20%	19	19	19	19	19	56	58
UK - Lochaber	100%	12	12	12	12	12	35	36
Rio Tinto total aluminium production		830	864	887	911	924	2,457	2,721

BAUXITE
Production ('000 tonnes) (a)
Gove	100%	1,966	1,959	2,214	2,186	2,521	5,538	6,921
Porto Trombetas	12%	522	532	457	470	533	1,407	1,460
Sangaredi	(b)	1,681	1,820	1,892	1,857	1,726	4,757	5,475
Weipa	100%	7,119	6,899	6,524	7,560	7,642	20,764	21,726
Rio Tinto total bauxite production		11,287	11,211	11,088	12,073	12,422	32,466	35,583

Rio Tinto share of production

	Rio Tinto interest	3Q 2015	4Q 2015	1Q 2016	2Q 2016	3Q 2016	9 MTHS 2015	9 MTHS 2016

BORATES
Production ('000 tonnes B2O3 content)
Rio Tinto Minerals - borates	100%	115	107	127	123	132	369	382

COAL - hard coking
Rio Tinto Coal Australia ('000 tonnes)
Hail Creek Coal	82%	1,427	1,134	1,224	1,202	1,248	3,965	3,674
Kestrel Coal	80%	429	766	758	596	926	1,994	2,280
Rio Tinto total hard coking coal production		1,856	1,900	1,982	1,798	2,175	5,959	5,954

COAL - semi-soft coking
Rio Tinto Coal Australia ('000 tonnes)
Hunter Valley (c)	68%	585	548	677	440	842	1,825	1,959
Mount Thorley (c)	80%	254	163	363	331	150	732	844
Warkworth (c)	56%	90	87	135	121	75	293	331
Rio Tinto total semi-soft coking coal production		928	797	1,175	893	1,066	2,850	3,133

COAL - thermal
Rio Tinto Coal Australia ('000 tonnes)
Bengalla (d)	0%	652	693	527	-	-	1,969	527
Hail Creek Coal	82%	634	702	895	661	787	1,959	2,343
Hunter Valley (c)	68%	1,925	2,351	1,364	2,098	1,596	5,687	5,058
Kestrel Coal	80%	87	185	139	96	225	324	460
Mount Thorley (c)	80%	547	385	549	252	606	1,417	1,407
Warkworth (c)	56%	774	866	859	1,216	1,131	2,099	3,205
Rio Tinto total thermal coal production		4,618	5,182	4,331	4,323	4,346	13,456	13,000

Rio Tinto share of production

	Rio Tinto interest	3Q 2015	4Q 2015	1Q 2016	2Q 2016	3Q 2016	9 MTHS 2015	9 MTHS 2016

COPPER
Mine production ('000 tonnes) (a)
Bingham Canyon	100%	22.2	25.7	34.2	37.2	36.2	66.3	107.6
Escondida	30%	73.8	66.2	79.4	77.7	72.6	278.5	229.7
Grasberg - Joint Venture (e) (f)	40%	0.0	0.0	5.0	6.1	8.9	0.0	20.0
Oyu Tolgoi (g)	34%	18.8	19.2	19.3	17.3	15.6	48.6	52.2
Rio Tinto total mine production		114.9	111.1	137.9	138.4	133.3	393.3	409.6
Refined production ('000 tonnes)
Escondida	30%	21.5	26.6	25.4	25.6	21.2	71.3	72.2
Rio Tinto Kennecott	100%	14.3	22.6	25.8	24.6	39.1	92.5	89.5
Rio Tinto total refined production		35.8	49.2	51.3	50.2	60.2	163.8	161.7

DIAMONDS
Production ('000 carats)
Argyle	100%	3,514	3,368	3,391	3,489	3,493	10,105	10,374
Diavik	60%	761	899	1,131	948	927	2,945	3,005
Rio Tinto total diamond production		4,275	4,266	4,522	4,436	4,420	13,049	13,379

GOLD
Mine production ('000 ounces) (a)
Bingham Canyon	100%	31.0	25.6	26.2	28.3	41.5	105.2	95.9
Escondida	30%	7.1	5.4	9.4	10.8	8.3	21.2	28.5
Grasberg - Joint Venture (e) (f)	40%	0.0	0.0	8.1	7.4	12.8	0.0	28.2
Oyu Tolgoi (g)	34%	41.1	69.4	48.1	23.3	12.5	149.6	84.0
Rio Tinto total mine production		79.3	100.3	91.8	69.8	75.0	276.0	236.6
Refined production ('000 ounces)
Rio Tinto Kennecott	100%	34.1	31.0	29.8	35.3	29.7	148.0	94.9

Rio Tinto share of production

	Rio Tinto interest	3Q 2015	4Q 2015	1Q 2016	2Q 2016	3Q 2016	9 MTHS 2015	9 MTHS 2016

IRON ORE
Production ('000 tonnes) (a)
Hamersley mines	(h)	50,113	51,324	48,468	50,284	52,302	138,097	151,054
Hamersley - Channar	60%	1,811	1,564	1,523	1,432	1,764	4,773	4,719
Hope Downs	50%	5,589	5,845	5,900	5,924	5,888	16,528	17,711
Iron Ore Company of Canada	59%	2,784	2,878	2,419	2,573	2,925	7,510	7,918
Robe River - Pannawonica (Mesas J and A)	53%	4,520	4,273	4,450	4,221	4,208	12,943	12,879
Robe River - West Angelas	53%	4,497	4,544	4,611	4,452	4,344	12,769	13,407
Rio Tinto iron ore production ('000 tonnes)		69,316	70,427	67,371	68,886	71,431	192,620	207,688
Breakdown of Production:
Pilbara Blend Lump		19,697	19,571	18,732	18,628	19,957	53,244	57,317
Pilbara Blend Fines		28,497	30,036	28,351	28,823	29,591	78,570	86,765
Robe Valley Lump		1,505	1,410	1,573	1,440	1,484	4,528	4,497
Robe Valley Fines		3,015	2,863	2,876	2,781	2,725	8,415	8,382
Yandicoogina Fines (HIY)		13,818	13,669	13,420	14,640	14,750	40,353	42,809
IOC Concentrate		1,197	1,683	1,242	1,207	1,334	3,247	3,783
IOC Pellets		1,587	1,196	1,178	1,366	1,591	4,264	4,135
Breakdown of Sales:
Pilbara Blend Lump		17,178	18,001	15,291	17,552	17,014	45,029	49,858
Pilbara Blend Fines		34,922	34,098	30,522	31,025	30,132	91,126	91,679
Robe Valley Lump		1,405	1,334	1,272	1,276	1,346	3,983	3,894
Robe Valley Fines		3,246	3,256	2,893	2,927	3,069	8,610	8,889
Yandicoogina Fines (HIY)		13,934	14,569	12,533	14,553	15,008	40,274	42,094
IOC Concentrate		1,850	1,560	1,210	1,261	1,281	3,379	3,751
IOC Pellets		1,553	1,280	1,168	1,413	1,516	4,359	4,098
Rio Tinto iron ore sales ('000 tonnes)		74,088	74,097	64,889	70,007	69,366	196,760	204,263

Rio Tinto share of production

	Rio Tinto interest	3Q 2015	4Q 2015	1Q 2016	2Q 2016	3Q 2016	9 MTHS 2015	9 MTHS 2016

MOLYBDENUM
Mine production ('000 tonnes) (a)
Bingham Canyon	100%	1.8	0.6	0.1	0.2	0.8	7.0	1.1

SALT
Production ('000 tonnes)
Dampier Salt	68%	1,281	1,647	1,438	1,117	1,240	3,892	3,794

SILVER
Mine production ('000 ounces) (a)
Bingham Canyon	100%	362	300	342	329	522	1,158	1,193
Escondida	30%	354	289	463	562	369	1,155	1,394
Grasberg - Joint Venture (e)	40%	0	0	0	0	0	0	0
Oyu Tolgoi (g)	34%	130	119	132	131	121	291	385
Rio Tinto total mine production		846	707	938	1,022	1,011	2,604	2,971
Refined production ('000 ounces)
Rio Tinto Kennecott	100%	296	348	348	587	415	1,495	1,350

TITANIUM DIOXIDE SLAG
Production ('000 tonnes)
Rio Tinto Iron & Titanium (i)	100%	243	223	246	236	267	866	748

URANIUM
Production ('000 lbs U3O8) (j)
Energy Resources of Australia	68%	689	1,008	894	738	1,004	2,015	2,635
Rössing	69%	379	691	687	702	628	1,194	2,017
Rio Tinto total uranium production		1,068	1,699	1,581	1,439	1,633	3,209	4,653

Production data notes:

Production figures are sometimes more precise than the rounded numbers shown, hence small differences may result between the total of the quarter figures and the year to date figures.

(a) Mine production figures for metals refer to the total quantity of metal produced in concentrates, leach liquor or doré bullion irrespective of whether these products are then refined onsite, except for the data for bauxite and iron ore which represent production of marketable quantities of ore plus concentrates and pellets.

(b) Rio Tinto has a 22.95% shareholding in the Sangaredi mine but benefits from 45.0% of production.

(c) As a result of a restructure of the Coal & Allied group, which completed on 3 February 2016, Rio Tinto obtained 100% ownership of Coal & Allied and Mitsubishi obtained a direct interest of 32.4% in the newly created Hunter Valley Operations joint venture, which owns the Hunter Valley Operations mine. Updated ownership reflects these changes. Historical production prior to the date of the restructure, reflects previous ownership in the Hunter Valley Operations, Mt Thorley and Warkworth mines of 80%, 64% and 44.46% respectively.

(d) Rio Tinto sold its interest in the Bengalla Joint Venture with an effective date of 1 March 2016.

(e) Through a joint venture agreement with Freeport-McMoRan (FCX), Rio Tinto is entitled to 40% of additional material mined as a consequence of expansions and developments of the Grasberg facilities since 1998.

(f) Third-quarter 2016 adjustments to Grasberg forecasted full-year 2016 production resulted in adjustments to Rio Tinto's share of previously reported mine production in the first and second quarters of 2016.

(g) Rio Tinto owns a 33.52% indirect interest in Oyu Tolgoi through its 50.79% interest in Turquoise Hill Resources Ltd.

(h) Includes 100% of production from Paraburdoo, Mt Tom Price, Marandoo, Yandicoogina, Brockman, Nammuldi and the Eastern Range mines. Whilst Rio Tinto owns 54% of the Eastern Range mine, under the terms of the joint venture agreement, Hamersley Iron manages the operation and is obliged to purchase all mine production from the joint venture and therefore all of the production is included in Rio Tinto's share of production.

(i) Quantities comprise 100% of Rio Tinto Fer et Titane and Rio Tinto's 74% interest in Richards Bay Minerals (RBM).

(j) ERA and Rössing production reported are drummed U3O8.

The Rio Tinto percentage shown above is at 30 September 2016.

Rio Tinto's interest in the Murowa mine was sold in 2015. No data for this operation are included in the Share of Production table.

Rio Tinto operational data

	Rio Tinto interest	3Q 2015	4Q 2015	1Q 2016	2Q 2016	3Q 2016	9 MTHS 2015	9 MTHS 2016

ALUMINA
Smelter Grade Alumina - Aluminium Group
Alumina production ('000 tonnes)
Australia
Queensland Alumina Refinery - Queensland	80.0%	956	940	953	961	947	2,806	2,861
Yarwun refinery - Queensland	100.0%	703	778	785	823	747	2,087	2,355
Brazil
São Luis (Alumar) refinery	10.0%	928	937	903	931	916	2,730	2,750
Canada
Jonquière (Vaudreuil) refinery - Quebec (a)	100.0%	369	361	377	353	355	1,089	1,085
(a) Jonquière’s (Vaudreuil’s) production shows smelter grade alumina only and excludes hydrate produced and used for specialty alumina.
Specialty Alumina - Aluminium Group
Specialty alumina production ('000 tonnes)
Canada
Jonquière (Vaudreuil) plant – Quebec	100.0%	27	26	25	29	29	84	84
Rio Tinto percentage interest shown above is at 30 September 2016. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto interest	3Q 2015	4Q 2015	1Q 2016	2Q 2016	3Q 2016	9 MTHS 2015	9 MTHS 2016

ALUMINIUM
Primary Aluminium
Primary aluminium production ('000 tonnes)
Australia
Bell Bay smelter - Tasmania	100.0%	48	49	45	45	46	142	135
Boyne Island smelter - Queensland	59.4%	146	146	145	145	147	433	436
Tomago smelter - New South Wales	51.6%	147	146	145	147	149	434	441
Canada
Alma smelter - Quebec	100.0%	117	118	117	116	117	348	350
Alouette (Sept-Îles) smelter - Quebec	40.0%	153	153	152	152	152	453	456
Arvida smelter - Quebec	100.0%	43	44	43	43	43	129	129
Arvida AP60 smelter - Quebec	100.0%	15	15	15	15	15	44	45
Bécancour smelter - Quebec	25.1%	108	111	113	108	114	326	335
Grande-Baie smelter - Quebec	100.0%	56	57	56	56	58	165	170
Kitimat smelter - British Columbia	100.0%	23	51	83	107	109	58	299
Laterrière smelter - Quebec	100.0%	61	62	61	61	62	183	185
France
Dunkerque smelter	100.0%	69	70	69	69	71	205	208
Iceland
ISAL (Reykjavik) smelter	100.0%	48	50	50	52	51	151	153
New Zealand
Tiwai Point smelter	79.4%	84	85	84	84	85	249	253
Oman
Sohar smelter	20.0%	94	96	97	97	95	281	289
United Kingdom
Lochaber smelter	100.0%	12	12	12	12	12	35	36
Rio Tinto percentage interest shown above is at 30 September 2016. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto interest	3Q 2015	4Q 2015	1Q 2016	2Q 2016	3Q 2016	9 MTHS 2015	9 MTHS 2016

BAUXITE
Bauxite production ('000 tonnes)
Australia
Gove mine - Northern Territory	100.0%	1,966	1,959	2,214	2,186	2,521	5,538	6,921
Weipa mine - Queensland	100.0%	7,119	6,899	6,524	7,560	7,642	20,764	21,726
Brazil
Porto Trombetas (MRN) mine	12.0%	4,351	4,437	3,805	3,920	4,441	11,726	12,166
Guinea
Sangaredi mine (a)	23.0%	3,735	4,044	4,205	4,126	3,836	10,571	12,167

Rio Tinto share of bauxite shipments
Share of total bauxite shipments ('000 tonnes)		11,159	10,890	11,153	11,683	12,743	32,572	35,579
Share of third party bauxite shipments ('000 tonnes)		6,773	6,576	6,768	7,101	8,093	19,993	21,962
(a) Rio Tinto has a 22.95% shareholding in the Sangaredi mine but benefits from 45.0% of production.
Rio Tinto percentage interest shown above is at 30 September 2016. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto interest	3Q 2015	4Q 2015	1Q 2016	2Q 2016	3Q 2016	9 MTHS 2015	9 MTHS 2016

BORATES
Rio Tinto Minerals - borates	100.0%
US
Borates ('000 tonnes) (a)		115	107	127	123	132	369	382
(a) Production is expressed as B2O3 content.

COAL
Rio Tinto Coal Australia
Bengalla mine (a)	0.0%
New South Wales
Thermal coal ('000 tonnes)		2,036	2,166	1,476	-	-	6,153	1,476
Hail Creek Coal mine	82.0%
Queensland
Hard coking coal ('000 tonnes)		1,740	1,383	1,492	1,466	1,522	4,835	4,480
Thermal coal ('000 tonnes)		773	856	1,091	806	960	2,390	2,857
Hunter Valley Operations (b)	67.6%
New South Wales
Semi-soft coking coal ('000 tonnes)		731	685	964	651	1,245	2,281	2,861
Thermal coal ('000 tonnes)		2,406	2,939	1,911	3,104	2,361	7,109	7,375
Kestrel Coal mine	80.0%
Queensland
Hard coking coal ('000 tonnes)		536	957	948	745	1,158	2,493	2,850
Thermal coal ('000 tonnes)		109	231	173	120	281	405	574
Mount Thorley Operations (b)	80.0%
New South Wales
Semi-soft coking coal ('000 tonnes)		396	254	466	414	187	1,144	1,067
Thermal coal ('000 tonnes)		854	602	742	315	758	2,214	1,815
Rio Tinto percentage interest shown above is at 30 September 2016. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto interest	3Q 2015	4Q 2015	1Q 2016	2Q 2016	3Q 2016	9 MTHS 2015	9 MTHS 2016

COAL (continued)
Warkworth mine (b)	55.6%
New South Wales
Semi-soft coking coal ('000 tonnes)		201	194	267	218	135	659	620
Thermal coal ('000 tonnes)		1,740	1,945	1,672	2,188	2,035	4,717	5,895
Total hard coking coal production ('000 tonnes)		2,277	2,340	2,440	2,210	2,680	7,328	7,331
Total semi-soft coking coal production ('000 tonnes)		1,329	1,133	1,697	1,284	1,567	4,084	4,547
Total thermal coal production ('000 tonnes)		7,918	8,739	7,065	6,533	6,395	22,988	19,993
Total coal production ('000 tonnes)		11,524	12,212	11,202	10,026	10,642	34,400	31,871

Total coal sales ('000 tonnes)		11,455	12,261	11,047	10,357	10,129	34,397	31,532
Rio Tinto Coal Australia share (c)
Share of hard coking coal sales ('000 tonnes)		1,722	2,018	2,099	1,879	2,332	6,052	6,309
Share of semi-soft coal sales ('000 tonnes) (d)		932	784	1,122	1,075	904	2,825	3,101
Share of thermal coal sales ('000 tonnes) (d)		4,689	5,037	4,287	4,260	3,958	13,383	12,505

(a) Rio Tinto sold its interest in the Bengalla Joint Venture with an effective date of 1 March 2016.
(b) As a result of a restructure of the Coal & Allied group, which completed on 3 February 2016, Rio Tinto obtained 100% ownership of Coal & Allied and Mitsubishi obtained a direct interest of 32.4% in the newly created Hunter Valley Operations joint venture, which owns the Hunter Valley Operations mine. Updated ownership reflects these changes. Historical production prior to the date of the restructure, reflects previous ownership in the Hunter Valley Operations, Mt Thorley and Warkworth mines of 80%, 64% and 44.46% respectively.
(c) Kestrel and Hail Creek produce hard coking coal and thermal coal through their mining operations. Both mines may blend coal types at ports.
(d) Sales relate only to coal mined by the operations and exclude traded coal.

Rio Tinto percentage interest shown above is at 30 September 2016. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto interest	3Q 2015	4Q 2015	1Q 2016	2Q 2016	3Q 2016	9 MTHS 2015	9 MTHS 2016

COPPER & GOLD
Escondida	30.0%
Chile
Sulphide ore to concentrator ('000 tonnes)		22,820	18,076	21,188	22,905	20,787	67,111	64,881
Average copper grade (%)		1.00	0.99	0.99	0.94	0.87	1.27	0.94
Mill production (metals in concentrates):
Contained copper ('000 tonnes)		169.7	138.6	175.8	181.7	153.2	690.0	510.6
Contained gold ('000 ounces)		24	18	31	36	28	71	95
Contained silver ('000 ounces)		1,181	962	1,544	1,874	1,229	3,850	4,648
Recoverable copper in ore stacked for leaching ('000 tonnes) (a)		76.5	81.8	88.8	77.4	88.9	238.5	255.0
Refined production from leach plants:
Copper cathode production ('000 tonnes)		71.5	88.7	84.8	85.3	70.5	237.6	240.6
(a) The calculation of copper in material mined for leaching is based on ore stacked at the leach pad.
Freeport-McMoRan Copper & Gold
Grasberg mine (a)	0.0% (b)
Papua, Indonesia
Ore treated ('000 tonnes)		14,855	14,248	14,249	14,141	18,487	45,074	46,878
Average mill head grades:
Copper (%)		0.68	0.75	0.69	0.84	1.19	0.65	0.93
Gold (g/t)		0.71	0.92	0.53	0.48	0.93	0.76	0.67
Silver (g/t)		2.50	2.92	2.23	2.88	2.97	2.36	2.72
Production of metals in concentrates:
Copper in concentrates ('000 tonnes)		90.1	94.5	85.8	106.5	203.0	258.8	395.4
Gold in concentrates ('000 ounces)		282	355	196	179	459	915	835
Silver in concentrates ('000 ounces)		723	778	613	776	1,065	2,040	2,453
Sales of payable metals in concentrates: (c)
Copper in concentrates ('000 tonnes)		89.9	88.7	86.9	96.8	195.2	249.1	378.9
Gold in concentrates ('000 ounces)		286	332	207	166	437	891	810
Silver in concentrates ('000 ounces)		574	567	510	562	825	1,567	1,898

(a) Through a joint venture agreement with Freeport-McMoRan (FCX), Rio Tinto is entitled to 40% of additional material mined as a consequence of expansions and developments of the Grasberg facilities since 1998. The 3Q 2016 results show the forecast from FCX's most recent five-year plan, because FCX is not releasing its actual 100% operating data for 3Q 2016 until the release of its 2016 third-quarter results on 25 October 2016.
(b) Rio Tinto share of Grasberg production is 40% of the expansion.
(c) Net of smelter deductions.

Rio Tinto percentage interest shown above is at 30 September 2016. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto interest	3Q 2015	4Q 2015	1Q 2016	2Q 2016	3Q 2016	9 MTHS 2015	9 MTHS 2016

COPPER & GOLD (continued)
Rio Tinto Kennecott
Bingham Canyon mine	100.0%
Utah, US
Ore treated ('000 tonnes)		8,581	8,224	7,386	7,512	9,698	26,607	24,596
Average ore grade:
Copper (%)		0.30	0.35	0.51	0.55	0.41	0.29	0.48
Gold (g/t)		0.17	0.15	0.19	0.18	0.25	0.18	0.21
Silver (g/t)		2.07	1.45	1.85	1.70	2.56	2.10	2.09
Molybdenum (%)		0.035	0.023	0.015	0.023	0.031	0.041	0.024
Copper concentrates produced ('000 tonnes)		116	136	153	152	154	334	458
Average concentrate grade (% Cu)		18.9	18.8	22.4	24.5	23.4	19.7	23.4
Production of metals in copper concentrates:
Copper ('000 tonnes) (a)		22.2	25.7	34.2	37.2	36.2	66.3	107.6
Gold ('000 ounces)		31	26	26	28	41	105	96
Silver ('000 ounces)		362	300	342	329	522	1,158	1,193
Molybdenum concentrates produced ('000 tonnes):		3.4	1.2	0.2	0.3	1.6	13.7	2.2
Molybdenum in concentrates ('000 tonnes)		1.8	0.6	0.1	0.2	0.8	7.0	1.1
(a) Includes a small amount of copper in precipitates.
Kennecott smelter & refinery	100.0%
Copper concentrates smelted ('000 tonnes)		113	143	158	167	220	360	545
Copper anodes produced ('000 tonnes) (a)		17.1	24.7	32.0	33.1	56.1	71.3	121.1
Production of refined metal:
Copper ('000 tonnes)		14.3	22.6	25.8	24.6	39.1	92.5	89.5
Gold ('000 ounces) (b)		34.1	31.0	29.8	35.3	29.7	148.0	94.9
Silver ('000 ounces) (b)		296	348	348	587	415	1,495	1,350
(a) New metal excluding recycled material. (b) Includes gold and silver in intermediate products.
Rio Tinto percentage interest shown above is at 30 September 2016. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto interest	3Q 2015	4Q 2015	1Q 2016	2Q 2016	3Q 2016	9 MTHS 2015	9 MTHS 2016

COPPER & GOLD (continued)
Turquoise Hill Resources
Oyu Tolgoi mine (a)	33.5%
Mongolia
Ore Treated ('000 tonnes)		8,632	9,369	9,662	9,525	9,146	25,168	28,333
Average mill head grades:
Copper (%)		0.75	0.69	0.70	0.64	0.66	0.66	0.67
Gold (g/t)		0.56	0.92	0.63	0.33	0.21	0.73	0.39
Silver (g/t)		1.90	1.67	1.92	1.92	1.99	1.52	1.95
Copper concentrates produced ('000 tonnes)		210.3	231.8	229.5	207.1	203.2	556.7	639.8
Average concentrate grade (% Cu)		26.6	24.7	25.1	24.9	22.9	26.0	24.4
Production of metals in concentrates:
Copper in concentrates ('000 tonnes)		56.0	57.3	57.6	51.7	46.6	144.9	155.9
Gold in concentrates ('000 ounces)		122.6	207.1	143.5	69.6	37.4	446.4	250.6
Silver in concentrates ('000 ounces)		388	355	395	391	361	869	1,147
Sales of metals in concentrates:
Copper in concentrates ('000 tonnes)		58.2	54.7	51.2	54.4	45.7	146.5	151.3
Gold in concentrates ('000 ounces)		200	160	175	95	38	577	307
Silver in concentrates ('000 ounces)		334	360	305	395	341	798	1,041
(a) Rio Tinto owns a 33.52% indirect interest in Oyu Tolgoi through its 50.79% interest in Turquoise Hill Resources.
Rio Tinto percentage interest shown above is at 30 September 2016. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto interest	3Q 2015	4Q 2015	1Q 2016	2Q 2016	3Q 2016	9 MTHS 2015	9 MTHS 2016

DIAMONDS
Argyle Diamonds	100.0%
Western Australia
AK1 ore processed ('000 tonnes)		1,339	1,127	1,151	1,314	1,349	3,716	3,814
AK1 diamonds produced ('000 carats)		3,514	3,368	3,391	3,489	3,493	10,105	10,374
Diavik Diamonds	60.0%
Northwest Territories, Canada
Ore processed ('000 tonnes)		478	465	557	535	582	1,519	1,675
Diamonds recovered ('000 carats)		1,269	1,498	1,885	1,579	1,545	4,908	5,009
Murowa Diamonds (a)	0.0%
Zimbabwe
Ore processed ('000 tonnes)		-	-	-	-	-	212	-
Diamonds recovered ('000 carats)		-	-	-	-	-	99	-
(a) Rio Tinto sold its 77.8% interest in Murowa Diamonds with an effective date of 17 June 2015. Production data are shown up to that date.
Rio Tinto percentage interest shown above is at 30 September 2016. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto interest	3Q 2015	4Q 2015	1Q 2016	2Q 2016	3Q 2016	9 MTHS 2015	9 MTHS 2016

IRON ORE
Rio Tinto Iron Ore
Western Australia
Pilbara Operations
Saleable iron ore production ('000 tonnes)
Hamersley mines	(a)	50,113	51,324	48,468	50,284	52,302	138,097	151,054
Hamersley - Channar	60.0%	3,019	2,606	2,539	2,386	2,941	7,955	7,866
Hope Downs	50.0%	11,179	11,690	11,799	11,847	11,775	33,055	35,422
Robe River - Pannawonica (Mesas J and A)	53.0%	8,529	8,062	8,395	7,964	7,940	24,420	24,300
Robe River - West Angelas	53.0%	8,485	8,573	8,700	8,400	8,196	24,092	25,296
Total production ('000 tonnes)		81,325	82,255	79,902	80,882	83,154	227,621	243,938
Breakdown of total production:
Pilbara Blend Lump		24,306	24,116	23,355	23,180	24,478	66,527	71,014
Pilbara Blend Fines		34,672	36,408	34,732	35,098	35,986	96,320	105,816
Robe Valley Lump		2,840	2,660	2,969	2,717	2,799	8,543	8,485
Robe Valley Fines		5,690	5,402	5,427	5,248	5,141	15,878	15,815
Yandicoogina Fines (HIY)		13,818	13,669	13,420	14,640	14,750	40,353	42,809
Breakdown of total sales:
Pilbara Blend Lump		21,147	21,960	19,149	20,914	20,377	56,615	60,440
Pilbara Blend Fines		41,695	41,266	37,199	38,807	37,200	111,440	113,206
Robe Valley Lump		2,651	2,516	2,400	2,408	2,540	7,515	7,348
Robe Valley Fines		6,124	6,144	5,459	5,523	5,790	16,246	16,772
Yandicoogina Fines (HIY)		13,934	14,569	12,533	14,553	15,008	40,274	42,094
Total sales ('000 tonnes) (b)		85,552	86,454	76,739	82,205	80,916	232,090	239,860

(a) Includes 100% of production from Paraburdoo, Mt Tom Price, Marandoo, Yandicoogina, Brockman, Nammuldi and the Eastern Range mines. Whilst Rio Tinto owns 54% of the Eastern Range mine, under the terms of the joint venture agreement, Hamersley Iron manages the operation and is obliged to purchase all mine production from the joint venture and therefore all of the production is included in Rio Tinto's share of production.
(b) Sales represent iron ore exported from Western Australian ports.

Iron Ore Company of Canada	58.7%
Newfoundland & Labrador and Quebec in Canada
Saleable iron ore production:
Concentrates ('000 tonnes)		2,039	2,865	2,114	2,056	2,272	5,529	6,442
Pellets ('000 tonnes)		2,703	2,036	2,006	2,326	2,710	7,261	7,042
Sales:
Concentrates ('000 tonnes)		3,150	2,656	2,060	2,147	2,182	5,755	6,388
Pellets ('000 tonnes)		2,644	2,180	1,990	2,407	2,582	7,423	6,978
Global Iron Ore Totals
Iron Ore Production ('000 tonnes)		86,067	87,157	84,022	85,265	88,136	240,410	257,422
Iron Ore Sales ('000 tonnes)		91,346	91,291	80,789	86,759	85,679	245,268	253,226
Rio Tinto percentage interest shown above is at 30 September 2016. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto interest	3Q 2015	4Q 2015	1Q 2016	2Q 2016	3Q 2016	9 MTHS 2015	9 MTHS 2016

SALT
Dampier Salt	68.4%
Western Australia
Salt production ('000 tonnes)		1,874	2,409	2,103	1,634	1,813	5,694	5,550

TITANIUM DIOXIDE SLAG
Rio Tinto Iron & Titanium	100.0%
Canada and South Africa
(Rio Tinto share) (a)
Titanium dioxide slag ('000 tonnes)		243	223	246	236	267	866	748
(a) Quantities comprise 100% of Rio Tinto Fer et Titane and Rio Tinto's 74% interest in Richards Bay Minerals' production. Ilmenite mined in Madagascar is being processed in Canada.

URANIUM
Energy Resources of Australia Ltd
Ranger mine (a)	68.4%
Northern Territory, Australia
U3O8 Production ('000 lbs)		1,008	1,474	1,307	1,078	1,468	2,946	3,853
(a) ERA production reported is 'drummed' U3O8.
Rössing Uranium Ltd	68.6%
Namibia
U3O8 Production ('000 lbs)		552	1,007	1,001	1,023	916	1,740	2,940

Rio Tinto percentage interest shown above is at 30 September 2016. The data represent full production and sales on a 100% basis unless otherwise stated.